EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (“Agreement”) is made effective as of June 11, 2018 (the “Effective Date”) by and between Arbutus Biopharma Inc. (the “Company”), and David Hastings (the “Executive”) (together the “Parties”).

RECITALS

A.	WHEREAS, the Company desires to employ the Executive as Chief Financial Officer in accordance with the provisions of this Agreement; and

B.	WHEREAS, Executive desires to serve the Company and accept employment under the terms and conditions stated in this Agreement; and

C.	WHEREAS, the Parties have freely negotiated the terms and conditions of this Agreement and have reached agreement on them.

THEREFORE, the Parties agree as follows:

Section 1.    Position and Duties. The Executive will serve as Chief Financial Officer of the Company, and will have powers and duties consistent with such position as may from time to time be prescribed by the Chief Executive Officer of the Company. As Chief Financial Officer of the Company, the Executive shall devote his full working time and efforts to the business and affairs of the Company. Notwithstanding the foregoing, the Executive may manage his personal investments or engage in charitable or other community activities and may engage in approved Board of Director appointments, except as restricted or prohibited by the terms of a confidentiality agreement between the Executive and the Company and as long as those engagements, services and activities, individually or in the aggregate, do not interfere with the Executive’s performance of his duties to the Company.

Section 2.    Compensation and Related Matters.

(a)    Base Salary. The Executive’s base salary will be US$400,000 per year. The Executive’s base salary will be reviewed annually by the Chief Executive Officer of the Company and is subject to increase but not decrease except for an across-the-board salary reduction affecting all senior executives of the Company. The base salary in effect at any given time is referred to as “Base Salary” and this Agreement need not be modified to reflect a change in Base Salary. The Base Salary is subject to withholding and payable in a manner that is consistent with the Company’s usual payroll practices for senior executives.

(b)    Bonus. The Executive is eligible to be considered for an annual discretionary bonus of up to 40% of Base Salary (such bonus, the “Target Bonus”). The Target Bonus shall be subject to the terms of the bonus plan and the approval of the Company’s Board of Directors (the “Board”), in its sole discretion, on an annual basis.

(c)    Expenses. The Executive is entitled to receive prompt reimbursement for all reasonable expenses incurred by him in performing services under this Agreement, in accordance with the policies and procedures then in effect and established by the Company for its senior executives.

(d)    Other Benefits. The Executive is entitled to participate in or receive benefits consistent with other senior executives under the Company’s employee benefit plans as they may be adopted and amended from time to time, subject to the terms and conditions of those employee benefit plans.

(e)    Equity Compensation. Subject to the discretionary approval of the Company’s Board of Directors, and in accordance with the Company’s annual performance and compensation review process, the Executive shall be eligible to receive equity awards under the Arbutus Biopharma Corporation 2016 Omnibus Share and Incentive Plan and or any other similar equity incentive plan (the “Equity Plan”) to the same extent as other executives of the Company. The Company’s President and CEO will promptly recommend to the Board that the Executive receive an option grant in the amount of 200,000 shares of the Company, subject to the terms of the Equity Plan, the terms of a notice of grant and any other terms as may be required by the Board.

(f)    Vacations. The Executive is entitled to paid vacation each year, in addition to sick leave and observed holidays in accordance with the policies and practices of the Company, as may be amended from time to time. Vacation may be taken at such times and intervals as the Executive shall determine, subject to the business needs of the Company. Vacation does not accrue and, accordingly, will not be paid out upon termination of employment.

Section 3.    Non-Competition and Non-Solicitation

(a)The Executive acknowledges that the Company’s industry is highly competitive and employees leaving the employ of the Company have the ability to cause significant damage to the Company’s interests if they join a competing business immediately upon leaving the Company.

(b)Definitions:

(i)    “Affiliate” means any person or entity directly or indirectly controlling, controlled by or under common control with the Company, where control may be by either management authority or equity interest.

(ii)    “Business” or “Business of the Company” means (a) researching, developing, producing and marketing any treatment for hepatitis B virus infection in humans or
(b)any other treatment area in which the Company has an active research and development program on the date this Agreement terminates and in connection with which the Executive directly provided service or had direct supervisory responsibilities.

(iii)    “Competing Business” means any endeavor, activity or business which is competitive in any material way with the Business of the Company worldwide.

(iv)    “Contact” means any person, firm, corporation or other entity that was a client, customer, supplier, principal, shareholder, investor, collaborator, strategic partner,

licensee, contact or prospect of the Company (or of its partners, funders or Affiliates) with whom the Executive dealt or otherwise became aware of during the term of his employment in any capacity with the Company.

(v)    “Restricted Period” means: (a) with respect to Section 3(d) the eighteen (18) month period commencing immediately after the Executive’s employment terminates and (b) with respect to Section 3(f), the twelve (12) month period commencing immediately after the Executive’s employment terminates.

(c)	Reasonableness. The Executive hereby acknowledges and agrees that:

(i)    both before and since the Effective Date the Company has operated and competed and will operate and compete worldwide, with respect to the Business of the Company;

worldwide;

(ii)	competitors of the Company and the Business are located

(iii)	in order to protect the Company adequately, any enjoinder of competition would have to apply to any country in which the Company, during the term of the Executive’s employment, had material business relationships;

(iv)    during the course of the Executive’s employment with the Company, on behalf of the Company, the Executive will acquire knowledge of, and will come into contact with, initiate and establish relationships with, both existing and new clients, customers, suppliers, principals, contacts and prospects of the Company, and that in some circumstances the Executive may become the senior or sole representative of the Company dealing with such persons; and

(v)    in light of the foregoing, the provisions of this Section 3 are reasonable and necessary for the proper protection of the Business of the Company.

(d)Restrictive Covenant. Except as set forth on Exhibit B attached hereto, during the term of the Executive’s employment and for the Restricted Period after the termination thereof, the Executive shall not, without the advance written consent of the Board, such consent to be granted or withheld in the Board’s sole discretion, within the geographic scope of any country in which the Company, during the term of the Executive’s employment, had material business relationships, carry on or be employed by or engaged in or have any financial or other interest in or be otherwise commercially involved in a Competing Business, directly or indirectly, either individually or in partnership or jointly or in conjunction with any person, firm, corporation or other entity, as principal, agent, consultant, advisor, employee, shareholder or in any manner whatsoever.

(e)Exception. The Executive shall not be in default of Section 3(d) by virtue of the Executive:

(i)    following the termination of employment, holding, strictly for portfolio purposes and as a passive investor, no more than five percent (5%) of the issued and outstanding shares of, or any other interest in, any corporation or other entity that is a Competing Business; or

(ii)    during the term of his employment, holding, strictly for portfolio purposes and as a passive investor, issued and outstanding shares of, or any other interest in, any corporation or other entity, the business of which corporation or other entity is in the same Business as the Company provided such corporation is not a Competing Business, and provided further that the Executive first obtains the Company’s written consent, which consent will not be unreasonably withheld.

If the Executive holds issued and outstanding shares or any other interest in a corporation or other entity pursuant to Section 3(e)(ii) above, and following the acquisition of such shares or other interest the business of the corporation or other entity becomes a Competing Business, the Executive will promptly dispose of the Executive’s shares or other interest in such corporation or other entity.

(f)Non-Solicitation. The Executive shall not, during the term of his employment and for the Restricted Period after the termination thereof for any reason, whether legal or illegal, either individually or in partnership or jointly or in conjunction with any person, firm, corporation or other entity, as principal, agent, consultant, advisor, employee, shareholder or in any manner whatsoever, without the prior written and informed consent of the Company, directly or indirectly:

(i)    solicit, induce or encourage any Contact to curtail or cease its relationship with the Company, for any purpose which is competitive with the Business; or

(ii)    accept (or procure or assist the acceptance of) any business from any Contact if such business is competitive with the Business; or

(iii)    be employed by or supply (or procure or assist the supply of) any goods or services to any Contact for any purpose which the Executive knows or has reason to know is competitive with the Business; or

(iv)    employ, engage, offer employment or engagement to or solicit the employment or engagement of or otherwise entice away from or solicit, induce or encourage to leave the employment or engagement of the Company, any individual who is employed or engaged by the Company at the time of any such offer, solicitation or enticement whether or not such individual would commit any breach of his contract or terms of employment or engagement by leaving the employ or the engagement of the Company, provided that the Executive shall be permitted, solely in a personal capacity, to provide letters of reference for individuals who are employed by the Company.

(g)Validity. The Executive expressly recognizes and acknowledges that it is the intent of the parties that the Executive’s activities following the termination of the
Executive’s employment with the Company be restricted in the manner described in this Section 3, and acknowledges that good, valuable, and sufficient consideration has been provided in exchange for such restrictions. The Executive agrees that should any of the restrictions contained in this Section 3 be found to be unreasonable to any extent by a court of competent jurisdiction adjudicating upon the validity of the restriction, whether as to the scope of the restriction, the area of the restriction or the duration of the restriction, then such restriction shall be reduced to that which is in fact declared reasonable by such court, or a subsequent court of competent jurisdiction, requested to make such a declaration, in order to ensure that the intention of the parties is given the greatest possible effect.

Section 4.    Termination. The Executive’s employment by the Company may be terminated without any breach of this Agreement under the following circumstances:

(a)Death. The Executive’s employment hereunder terminates upon his death.

(b)Disability. The Company may terminate the Executive’s employment if he is disabled (as determined by the Chief Executive Officer) in a manner that renders the Executive unable to perform the essential functions of his then existing position or positions under this Agreement with or without reasonable accommodation for a period of six months or more. Nothing in this Section 4(b) is to be construed to waive the Executive’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29
U.S.C. §2601 et seq., and the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.

(c)Termination by Company for Cause. For purposes of this Agreement, “For Cause” shall mean: (i) Employee is charged with a felony (excluding a DUI) or any violation of state or federal securities laws; (ii) Employee willfully engages in conduct that is in bad faith and materially injurious to the Company, including but not limited to, misappropriation of trade secrets, fraud or embezzlement; (iii) Employee commits a material breach of this Agreement; (iv) Employee willfully refuses to implement or follow a lawful policy or directive of the Company; or (v) Employee engages in misfeasance or malfeasance demonstrated by a pattern of failure to perform job duties diligently and professionally. The Company may terminate Employee’s employment For Cause at any time, without any advance notice. The Company shall pay Employee all compensation to which Employee is entitled up through the date of termination, subject to any other rights or remedies of the Company under law; and thereafter all obligations of the Company under this Agreement shall cease.

(d)Termination by the Company Without Cause or by the Executive for Good Reason. The Company may terminate the Executive’s employment under this Agreement at any time without Cause and the Executive may terminate his employment with Good Reason. For purposes of this Agreement, “Good Reason” means the occurrence of any of the following events without the Executive's prior written consent: (i) the failure of the Executive to be appointed to the position set forth in Section 1, if not promptly cured after written notice; (ii) a reduction by the Company of the Executive's Base Salary or Target Bonus percentage, except for an across-the-board salary reduction affecting all senior executives of the Company; (iii) a relocation of Employee’s principal place of employment by more than fifty (50) miles; (iv) a termination of the Executive’s employment by the Company; and (v) a substantial and adverse change to the Executive’s duties and responsibilities. For purposes of this Agreement, except for the Company terminating the Executive’s employment, termination for Good Reason requires

Executive to comply with the “Good Reason Process,” which means that (i) the Executive reasonably determines in good faith that a Good Reason condition has occurred; (ii) the Executive notifies the Company in writing of the first occurrence of the Good Reason condition within 30 days of the first occurrence of such condition; (iii) the Executive cooperates in good faith with the Company’s efforts, for a period of not less than 30 days following that notice (the “Cure Period”) to remedy the condition; (iv) notwithstanding the Company’s efforts, the Good Reason condition continues to exist; and (v) the Executive terminates his employment within 30 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason is deemed not to have occurred.

Any termination by the Company of the Executive’s employment under this Agreement that does not constitute a termination for Cause under Section 4(c) and does not result from the death or disability of the Executive under Section 4(a) or (b) is a termination without Cause.

(e)Termination by the Executive. Executive may terminate employment with the Company without Good Reason at any time for any reason or no reason at all, upon thirty
(30) days’ advance written notice. The Company shall have the option, in its sole discretion, to make Executive’s termination effective or to direct the Executive to perform no work and/or remain off premises at any time prior to the end of such notice period as long as the Company pays Executive all compensation to which Executive is entitled up through the last day of the 30 day notice period.

(f)Notice of Termination. Except for termination as specified in Section 4(a), any termination of the Executive’s employment by the Company or any termination of his employment by the Executive must be communicated by written Notice of Termination to the other party. For purposes of this Agreement, a “Notice of Termination” means a notice that indicates the specific termination provision in this Agreement that the termination is based upon.

(g)Date of Termination. “Date of Termination” means: (i) if the
Executive’s employment is terminated by his death, the date of his death; (ii) if the Executive’s employment is terminated on account of disability under Section 4(b) or by the Company for Cause under Section 4(c), or by the Company without Cause under Section 4(d), on the date the Notice of Termination is given; (iii) if the Executive terminates his employment under Section 4(e) without Good Reason, on the date specified by the Executive in the notice (which shall be at least thirty (30) days after the date of the Notice of Termination) and, if no such date is specified, 30 days after the date of the Notice of Termination; and (iv) if the Executive terminates his employment under Section 4(e) with Good Reason, the date on which a Notice of Termination is given after the end of the Cure Period. Notwithstanding the foregoing, if the Executive gives a Notice of Termination to the Company that takes effect at a future date, the Company may unilaterally accelerate the Date of Termination and that acceleration will not be deemed a termination by the Company for purposes of this Agreement.

Section 5.    Compensation Upon Termination.

(a)Termination Generally. If the Executive’s employment with the Company is terminated for any reason, the Company shall pay or provide to the Executive (or to his authorized representative or estate), (i) unpaid expense reimbursements submitted to the Company in accordance with the Company’s policies; (ii) accrued but unused vacation to the extent payment is required by law or Company policy; (iii) any vested benefits the Executive may have under any employee benefit plan of the Company; (iv) any earned but unpaid Base

Salary and (v) any earned but unpaid annual Target Bonus, for the prior fiscal year (collectively the “Accrued Benefit”) on or before the time required by law, but in no event more than 30 days after the Executive’s Date of Termination. The Executive shall not be entitled to any other salary, compensation, bonus (or pro rata share thereof) or benefits from the Company thereafter, except as otherwise specifically provided hereunder, under the Company’s employee benefit plans or as expressly required by applicable law.

(b)Termination by the Company Without Cause or by the Executive for Good Reason. If the Executive’s employment is terminated by the Company without Cause or by the Executive for Good Reason, then the Company shall pay the Executive his Accrued Benefit as of the Date of Termination. In addition, subject to the Executive providing the Company with a fully effective general release of claims in a form and manner satisfactory to the Company that includes but is not limited to the terms set forth in the attached Exhibit A (the “Release”) within the 60-day period following the Date of Termination, the Company shall pay the Executive (i) severance pay in a lump sum in cash in an amount equal to eighteen (18) months of Executive’s Base Salary, less lawful withholding (as applicable, “Severance Amount”), payable within 60 days after the Date of Termination, but if that 60-day period extends over two calendar years, the Company shall make the payment in the second calendar year, (ii) a bonus payment equal to the lesser of (y) Target Bonus pro-rated for the portion of the year the Executive was employed by the Company prior to the termination or (z) the average of the bonus payments, if any, made to the Executive with respect to the previous three (3) calendar years preceding the date of termination of employment, pro-rated for the portion of the year that Executive is employed, (iii) provided that the Executive timely elects COBRA coverage, reimburse the Executive for the COBRA premiums paid by the Executive, if any, for the continuation of coverage under the
Executive’s then-existing group company health plan that the Executive and his dependents are eligible to receive for the earlier of a period of up to eighteen (18) months from the date of the
Executive’s termination of employment, or until the Executive becomes eligible to receive health insurance benefits under any other employer’s group health plan, and (iv) immediate vesting on a pro-rata basis of the Executive’s initial stock option grant, prorated at 1/36th of the total option grant for each completed month of service as at the Date of Termination.

Section 6.    Change in Control Provisions. The provisions of this Section 6 set forth the Executive’s rights and obligations upon the occurrence of a Change in Control of the Company. These provisions are intended to assure and encourage in advance the Executive’s continued attention and dedication to his assigned duties and his objectivity during the pendency and after the occurrence of any Change in Control. The provisions of this Section 6 apply in addition to, and/or modify, the provisions of Section 5(b) regarding severance pay and benefits upon a termination of employment, if applicable, if the termination of employment occurs within 12 months after the occurrence of a Change in Control. These provisions are subject to the Executive providing (and not revoking) the Company with a fully effective Release. These provisions terminate and are of no further force or effect beginning 12 months after the occurrence of such a Change in Control.

(a)Severance. If within 12 months following a Change of Control (i) the Company terminates the Executive’s employment with the Company other than for Cause, or (ii)

the Executive resigns from his employment with the Company for Good Reason, within the 60- day period following the Date of Termination, then, in lieu of paying the Executive the

Severance Amount and in addition to paying the Accrued Benefit, Company shall: (i) pay the Executive severance pay in a lump sum in cash (less applicable withholdings) in an amount equal to the Executive’s Base Salary multiplied by 2.0 (“Change in Control Severance Amount”), payable within 60 days after the Date of Termination, but if that 60-day period extends over two calendar years, the Company shall make the payment in the second calendar year; (ii) pay the Executive a bonus payment equal to the Target Bonus pro-rated for that portion of the year that Executive is employed, (iii) provided that the Executive timely elects COBRA coverage, reimburse the Executive for the COBRA premiums paid by the Executive, if any, for the continuation of coverage under the Executive’s then-existing group company health plan that the Executive and his dependents are eligible to receive for the earlier of (x) a period of up to 18 months from the date of the Executive’s termination of employment, or (y) until the Executive becomes eligible to receive health insurance benefits under any other employer’s group health plan; and (iv) cause all stock options and other stock-based awards granted on or after the Effective Date and held by the Executive to immediately accelerate, vest, and become fully exercisable or nonforfeitable.

(b)Additional Limitation.

(i)    Anything in this Agreement to the contrary notwithstanding, if the amount of any compensation, payment, acceleration, benefit, or distribution by the Company to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and the applicable regulations thereunder (the “Severance Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, then the Severance Payments will be reduced (but not below zero) to the extent necessary so that the sum of all Severance Payments does not exceed the Threshold Amount (defined below), but if the after-tax amount the Executive would receive if there were no reduction pursuant to this section (including any federal, state, and local taxes) exceeds the after-tax amount the Executive would receive if the Severance Payments were reduced below the Threshold Amount, the Severance Payments will no longer be so reduced. If Severance Payments are required to be reduced, the Severance Payments will be reduced in the following order: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments and acceleration; and (4) non- cash forms of benefits.

(ii)    For the purposes of this Section 6(c), “Threshold Amount” means three times the Executive’s “base amount” within the meaning of Section 280G(b)(3) of the Code and the regulations promulgated thereunder less one dollar ($1.00).

(iii)    The determinations under this Section 6(c) will be made by a nationally recognized accounting firm selected by the Company (the “Accounting Firm”), which must provide detailed supporting calculations both to the Company and the Executive within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or the Executive.

(c)Change in Control Definition. For purposes of this Section 6, “Change in Control” means the consummation of any of the following:

(i)    the sale of all or substantially all of the assets of the Company or the Parent to an unrelated person or entity;

(ii)    a merger, reorganization, or consolidation involving the Company or the Parent in which the shares of voting stock outstanding immediately prior to the transaction represent or are converted into or exchanged for securities of the surviving or resulting entity that, immediately upon completion of the transaction, represent less than 50% of the outstanding voting power of the surviving or resulting entity;

(iii)    the acquisition of all or a majority of the outstanding voting stock of the Company or the Parent in a single transaction or a series of related transactions by a person or group of persons; or

(iv)    any other acquisition of the business of the Company or the Parent, as determined by the Board;

but the Company’s initial public offering, any subsequent public offering, or another capital raising event, or a merger effected solely to change the Company’s domicile does not constitute a Change in Control.

Section 7.    Section 409A Compliance. The following rules shall apply, to the extent necessary, with respect to distribution of the payments and benefits, if any, to be provided to the Executive under this Agreement. Subject to the provisions in this Section, the severance payments pursuant to this Agreement shall begin only upon the date of the Executive's
“separation from service” (determined as set forth below) which occurs on or after the date of the Executive's termination of employment.

(a)This Agreement is intended to comply with Code Section 409A (to the extent applicable) and the parties hereto agree to interpret, apply and administer this Agreement in the least restrictive manner necessary to comply therewith and without resulting in any increase in the amounts owed hereunder by the Company.

(b)It is intended that each installment of the severance payments and benefits provided under this Agreement shall be treated as a separate “payment” for purposes of Section 409 A of the Internal Revenue Code of 1986, as amended, and the guidance issued thereunder (“Section 409A”). Neither the Executive nor the Company shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.

(c)If, as of the date of the Executive's “separation from service” from the Company, the Executive is not a “specified employee” (within the meaning of Section 409 A), then each installment of the severance payments and benefits shall be made on the dates and terms set forth in this Agreement.

(d)If, as of the date of the Executive's “separation from service” from the Company, the Executive is a “specified employee” (within the meaning of Section 409A), then:

(i)    Each installment of the severance payments and benefits due under this Agreement that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the short- term deferral period (as defined in Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-l(b)(4) to the maximum extent permissible under Section 409A; and

(ii)    Each installment of the severance payments and benefits due under this Agreement that is not described in Section 7(d)(i) above and that would, absent this subsection, be paid within the six-month period following the Executive's “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, the Executive's death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following the Executive's separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of severance payments and benefits if and to the maximum extent that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1 (b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-l(b)(9)(iii) must be paid no later than the last day of the second taxable year following the taxable year in which the separation from service occurs.

(e)The determination of whether and when the Executive's separation from service from the Company has occurred shall be made in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-l(h). Solely for purposes of this Section, “Company” shall include all persons with whom the Company would be considered a single employer as determined under Treasury Regulation Section 1.409A-l(h)(3).

(f)All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during the Executive's lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.

(g)Notwithstanding anything herein to the contrary, the Company shall have no liability to the Executive or to any other person if the payments and benefits provided in this

Agreement that are intended to be exempt from or compliant with Section 409A are not so exempt or compliant.

Section 8.    Confidential Information. Employee agrees to enter into the Company’s standard Employee Confidentiality and Proprietary Rights Agreement (the “Confidential Information Agreement”). Employee’s receipt of any benefits in connection with or following Employee’s termination will be subject to Employee continuing to comply with the terms of Confidential Information Agreement.

Section 9.    Cooperation; Other Documents; Non-Disclosure.

(a)Litigation and Regulatory Cooperation. During and after the Executive’s employment, the Executive shall reasonably cooperate with the Company in the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company which relate to events or occurrences that took place while the Executive was employed by the Company. The Executive’s reasonable cooperation in connection with such claims or actions includes, but is not limited to, being available to meet with counsel to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times. During and after the Executive’s employment, the Executive also shall reasonably cooperate with the Company in connection with any investigation or review of any federal, state, or local regulatory authority as any such investigation or review relates to events or occurrences that took place while the Executive was employed by the Company. The Company shall reasonably compensate Executive, in its sole discretion, for his time spent, and reimburse the Executive for any reasonable out-of-pocket expenses incurred, in connection with the Executive’s performance of obligations pursuant to this Section 9(a).Non-Disclosure. The Executive shall use his reasonable efforts to maintain the confidentiality of the terms of this Agreement to the extent permitted by law, but the Executive may disclose the terms of this Agreement to the extent it is concerted activity under Section 7 of the National Labor Relations Act and to his immediate family members and to his legal, tax, and other advisors.

Section 10.    Arbitration of Disputes.

(b)Scope of Arbitration Requirement. The Executive hereby waives his right to a trial before a judge or jury and agrees to arbitrate before a neutral arbitrator skilled in hearing similar disputes any and all claims or disputes arising out of this Agreement and any and all claims arising from or relating to his employment, including but not limited to claims against any current or former employee, director, or agent of the Company, claims of wrongful termination, retaliation, discrimination, harassment, breach of contract (including but not limited to disputes pertaining to the formation, validity, interpretation or effect of this Agreement), breach of the covenant of good faith and fair dealing, defamation, invasion of privacy, fraud, misrepresentation, constructive discharge or failure to provide a leave of absence, or claims regarding commissions, stock options or bonuses, infliction of emotional distress, or unfair business practices (each an “Arbitrable Dispute”). Arbitration is the exclusive remedy for any Arbitrable Dispute, instead of any court or administrative action, unless the waiver of a certain court or administrative action is prohibited by law. Except as otherwise required under applicable law, the Executive hereby waives any right to assert an Arbitrable Dispute as a class action or representative action claim against the Company and agrees to only submit the Executive’s own, individual claims in arbitration and will not seek to represent the interests of any other person.

(c)Procedure. Any arbitration will be administered by the American Arbitration Association (“AAA”) and the neutral arbitrator will be selected in a manner consistent with AAA’s National Rules For The Resolution of Employment Disputes (“Applicable Arbitration Rules”). Any arbitration under this Agreement must be conducted in the Commonwealth of Pennsylvania, and the arbitrator must administer and conduct the arbitration in accordance with the Applicable Arbitration Rules, except that (i) the arbitrator must allow for the discovery authorized by the Pennsylvania Rules of Civil Procedure or the discovery that the arbitrator decides is necessary for the Parties to vindicate their respective claims or defenses, and (ii) presentation of evidence will be governed by the Pennsylvania Rules of Evidence. Within a reasonable time after the conclusion the arbitration proceedings, the arbitrator shall issue a written decision and must include the findings of fact and law that support that decision. The arbitrator has the power to award any remedies available under applicable law, and the arbitrator’s decision is final and binding on both Parties, except to the extent applicable law allows for judicial review of arbitration awards.

(d)Costs. The Company shall bear all the costs of arbitration, except that the Executive shall pay the first $125.00 of any filing fees associated with any arbitration the
Executive initiates. Both Parties are responsible for their own attorneys’ fees, and the arbitrator may not award attorneys’ fees unless a statute or contract at issue specifically authorizes such an award.

(e)Applicability. This Section 10, does not apply to (i) workers’ compensation or unemployment insurance claims or (ii) claims concerning ownership, validity, infringement, misappropriation, disclosure, misuse, or enforceability of any confidential information, patent right, copyright, mask work, trademark, or any other trade secret or intellectual property held or sought by either the Executive or the Company.

(f)Remedy. Should any party institute any legal action or administrative proceeding against the other with respect to any claim waived by this Agreement or pursue any Arbitrable Dispute by any method other than as set forth above, except to enforce the arbitration provisions and as expressly provided for in this Section 9, the responding party is entitled to recover from the initiating party all damages, costs, expenses, and attorneys’ fees incurred as a result of that action.

Section 11.    Consent to Jurisdiction. To the extent that any court action is initiated to enforce Section 10 of this Agreement, the Parties hereby consent to the jurisdiction of any state court in the Commonwealth of Pennsylvania and any U.S. District Court sitting in the Commonwealth of Pennsylvania. Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

Section 12.    Integration. This Agreement, together with the Confidential Information Agreement executed concurrently herewith, constitute the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements between the Parties concerning such subject matter. Without limiting the foregoing, the parties agree that any employment agreement, other than this Agreement, existing between the Parties as of the date hereof is hereby terminated and shall be of no force of effect.

Section 13.    Withholding. All payments made by the Company to the Executive under this Agreement will be net of any tax or other amounts lawfully withheld by the Company under applicable law. Nothing in this Agreement is to be construed to obligate the Company to design or implement any compensation arrangement in a way that minimizes tax consequences for the Executive.

Section 14.    Successor to the Executive. This Agreement inures to the benefit of and is enforceable by the Executive’s personal representatives, executors, administrators, heirs, distributees, devisees, and legatees. If the Executive dies after his termination of employment but prior to the completion by the Company of all payments due him under this Agreement, the Company shall continue the payments to the Executive’s beneficiary designated in writing to the Company prior to his death (or to his estate, if the Executive fails to make such a designation).

Section 15.    Enforceability. If any portion or provision of this Agreement is declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of that portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, will not be affected by that declaration, and each portion and provision of this Agreement will continue to be valid and enforceable to the fullest extent permitted by law.

Section 16.    Survival. The provisions of this Agreement survive the termination of this Agreement and/or the termination of the Executive’s employment to the extent necessary to effectuate the intent of the Parties as expressed in this Agreement.

Section 17.    Waiver. No waiver of any provision of this Agreement is effective unless made in writing and signed by the waiving party, and, in the case of the Company only after the waiver has been specifically approved by the Board. The failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, will not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

Section 18.    Notices. Any notices, requests, demands, and other communications provided for by this Agreement are sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Company or, in the case of the Company, at its main offices, attention to the Corporate Secretary.

Section 19.    Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Company.

Section 20.    Governing Law. This is a Pennsylvania contract and is to be construed under and be governed in all respects by the laws of the Commonwealth of Pennsylvania without giving effect to the conflict of laws principles of that state.

Section 21.    Counterparts. This Agreement may be executed in any number of counterparts, and by each party on separate counterparts, each of which counterparts, when so executed and delivered is to be taken to be an original; but those counterparts together constitute one and the same document. PDF, facsimile, scanned, and electronic signatures have the same legal effect as original ink signatures.

Section 22.    Successor to Company. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement to the same extent that the Company would be required to perform it if no succession had taken place. Failure of the Company to obtain an assumption of this Agreement at or prior to the effectiveness of any succession is a material breach of this Agreement.

Section 23.    Voluntary Nature of Agreement. The Executive acknowledges and agrees that he is executing this Agreement voluntarily and without any duress or undue influence by the Company or anyone else. The Executive further acknowledges and agrees that he has carefully read this Agreement and that he has asked any questions needed for him to fully understand the terms, consequences, and binding effect of this Agreement. The Executive agrees that he has been provided an opportunity to seek the advice of an attorney of his choice before signing this Agreement.

[Signature Page Follows]

The Parties are executing this Executive Agreement as of the date set forth in the introductory paragraph.

[Signature Page intentionally omitted to Executive Employment Agreement]

EXHIBIT A

GENERAL RELEASE LANGUAGE

The Executive agrees, for himself, his spouse, heirs, executor or administrator, assigns, insurers, attorneys, and other persons or entities acting or purporting to act on his behalf (the “Executive’s Parties”), to irrevocably and unconditionally release, acquit, and forever discharge the Company, its affiliates, subsidiaries, directors, officers, employees, shareholders, partners, agents, representatives, predecessors, successors, assigns, insurers, attorneys, benefit plans sponsored by the Company, and said plans’ fiduciaries, agents and trustees (the “Company’s Parties”), from any and all actions, causes of action, suits, claims, obligations, liabilities, debts, demands, contentions, damages, judgments, levies, and executions of any kind, whether in law or in equity, known or unknown, which the Executive’s Parties have, have had, or may in the future claim to have against the Company’s Parties by reason of, arising out of, related to, or resulting from the Executive’s employment with the Company or the termination of that employment.
This release specifically includes without limitation any claims arising in tort or contract, any claim based on wrongful discharge, any claim based on breach of contract, any claim arising under federal, state or local law prohibiting race, sex, age, religion, national origin, handicap, disability, or other forms of discrimination, any claim arising under federal, state, or local law concerning employment practices, and any claim relating to compensation or benefits. This specifically includes, without limitation, any claim that the Executive has or has had under Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act, as amended, the Americans with Disabilities Act, as amended, and the Employee Retirement Income Security Act of 1974, as amended. It is understood and agreed that the waiver of benefits and claims contained in this section does not include a waiver of the right to payment of any vested, nonforfeitable benefits to which the Executive or a beneficiary of the Executive may be entitled under the terms and provisions of any employee benefit plan of the company which have accrued as of the Date of Termination, and does not include a waiver of the right to benefits and payment of consideration to which the Executive may be entitled under this Agreement or any of the agreements contemplated by this Agreement (including the indemnification agreement and the stock option agreement). The Executive acknowledges that he is entitled to only the severance benefits and compensation set forth in this Agreement, and that all other claims for any other benefits or compensation are hereby waived, except those expressly stated in the preceding sentence.

The Executive hereby acknowledges his understanding that under this Agreement he is releasing any known or unknown claims he may have.

The Executive expressly waives and relinquishes all rights and benefits under that section and any law of any jurisdiction of similar effect with respect to his release of claims.

EXHIBIT B EXISTING CONFLICTS
If applicable, Executive to describe, in specific terms, any ongoing business relationship with any organization. Please provide a copy of any agreement(s) you might have with said organization(s) that creates a business relationship described in Section 3 (d).